June 6, 2013

(via e-mail)

Dear Mr. Hinkle:

     Per the Colorado Business Corporation Act (as excerpted at the bottom of this correspondence), please consider this to be my formal request for Scott's Liquid Gold to provide me, for my review, with relevant excerpts of all the board of directors' meeting minutes from the years 1999-2001, and from the year 2010 to the present date, documenting any discussions of expressions of interest in purchasing the company (in whole or in part), or formal bids received to purchase the company (in whole or in part). I am also requesting to review relevant excerpts of any and all Special Committee meeting minutes, from the aforementioned time periods, dealing with same. I wish to inspect the records the day of the annual shareholder meeting, on June 14th. I am giving you notice 5 or more business days prior to my request, per Colorado statute. I own at least 5% of the company's common stock, per my most recently amended 13D filing, thereby fulfilling my ownership requirement.

     My demand is made in good faith, and for a proper purpose. The reason for my request is to secure the assets of Scott's Liquid Gold, from what I believe to be self-dealing on the part of Mr. Goldstein, and to reconcile allegations made by a respected money manager, and one of your largest shareholders...allegations that Director Bud Laber, in dereliction, consistently refused to follow up on with me. Specifically, at the 2011 annual meeting, aforesaid money manager flatly stated that he made extensive presentations to Mark Goldstein, in 1999-2001, about a bonafide offer to purchase the company at $3 per share, which was a marked premium to the then current stock trading price. (Goldstein, and those who were on the board at the time, denied knowledge or awareness of the situation, creating a dark and disturbing integrity issue for both Goldstein and the entire board.) In addition, for the last 3 1/2 years, I seek to reconcile attestations made to me, by private parties, of informal offers, or expressions of interest they made, to purchase the company, wherein Mr. Goldstein countered with an outrageous "fantasy" valuation for Scott's Liquid Gold of $100+ million.

     If Mark Goldstein is telling outsiders the company is "worth $100 million" (an amount having no foundation in reality), it is important that there exist board or Special Committee minute excerpts that document appraisals, formal valuation analyses, or other actions Goldstein or the board took to come up with that figure, because the figure is, prima facie, RECKLESS AND DISHONEST. There can only be one purpose for such bad faith chicanery as to trumping up a
"fantasy" valuation for SLGD....and that is to scare off bonafide bidders, who might be offering a substantial premium to the current market price...so that Goldstein can maintain his and his spouse's employment sinecures, while being blithely facilitated by the board in continuing to cannibalize the company from within, through longstanding and colossal mismanagement. The question is why has the board not SLAPPED DOWN this kind of BAD FAITH communication with outside interested parties, on the part of Goldstein? A review of the relevant board and/or Special Committee minutes, by SLGD's largest outside shareholder, is critical to determining whether or not the board is doing its job in overseeing Goldstein. This is all the more important, considering that Goldstein has defiantly refused to put even ONE bonafide outsider (sourced from the outside shareholder base) on the board, as was requested nearly 3 years ago (an eminently reasonable request, that could have served to avoid all of the public conflict witnessed to date...clearly, the BOARD'S FAULT).

     To repeat, based on the substantive discussions I have had with outside interested parties, the evidence is quite damning that a feckless and denuded board has inappropriately given Goldstein unilateral authority to betray his fiduciary duty to outside shareholders, with regard to vetting M&A opportunities. With this in mind, in my view, it is imperative that the company's asset base be safeguarded, at this juncture, in order to protect the company from Goldstein's licentious self-dealing.

     Per Colorado law, please acknowledge my request to view and copy the docu-ments indicated. I look forward to your REQUIRED response, in a timely fashion. If you decline to allow me to review the documents, you will only reveal to the outside shareholder base what I have been known for a long time: that you DO have something to hide. In the name of cooperation, I would be happy to discuss the signing of a confidentiality agreement, if it makes the board's job easier, in facilitating my request....a request whose SOLE intention is to protect my, and all the other outside shareholders' investment in our company.

                                        Very truly yours,


                                        Timothy Stabosz




Title 7. CORPORATIONS AND ASSOCIATIONS
CORPORATIONS AND ASSOCIATIONS
Colorado Business Corporations
Article 116. Records, Information, and Reports
Current through 2012 First Extraordinary Session
7-116-102. Inspection of corporate records by shareholder
(1) A shareholder is entitled to inspect and copy, during regular business hours at the corporation's principal office, any of the records of the corporation described in section 7-116-101(5) if the shareholder gives the corporation written demand at least five business days before the date on which the shareholder wishes to inspect and copy such records.

(2) In addition to the rights set forth in subsection (1) of this section, a shareholder is entitled to inspect and copy, during regular business hours at a reasonable location stated by the corporation, any of the following records of the corporation if the shareholder meets the requirements of subsection (3) of this section and gives the corporation written demand at least five business days before the date on which the shareholder wishes to inspect and copy such records:

(a) Excerpts from minutes of any meeting of the board of directors or from records of any action taken by the board of directors without a meeting, minutes of any meeting of the shareholders or records of any action taken by the shareholders without a meeting, excerpts of records of any action of a committee of the board of directors while acting in place of the board of directors on behalf of the corporation, and waivers of notices of any meeting of the shareholders or the board of directors or any committee of the board of directors;

(b) Accounting records of the corporation; and

(c) The record of shareholders described in section 7-116-101(3).

(3) A shareholder may inspect and copy the records described in subsection (2) of this section only if:

(a) The shareholder has been a shareholder for at least three months immediately preceding the demand to inspect or copy or is a shareholder of at least five percent of all of the outstanding shares of any class of shares of the corporation as of the date the demand is made;

(b) The demand is made in good faith and for a proper purpose;

(c) The shareholder describes with reasonable particularity the purpose and the records the shareholder desires to inspect; and

(d) The records are directly connected with the described purpose.

(4) For purposes of this section:

(a) "Proper purpose" means a purpose reasonably related to the demanding shareholder's interest as a shareholder; and

(b) "Shareholder" includes a beneficial owner whose shares are held in a voting trust and any other beneficial owner who establishes beneficial ownership.

(5) The right of inspection granted by this section may not be abolished or limited by the articles of incorporation or bylaws.